AMC Consultants Pty Ltd
ABN 58 008 129 164

Level 19, 114 William Street
MELBOURNE VIC 3000
AUSTRALIA
T	+61 3 8601 3300
F	+61 3 8601 3399
E	melbourne@amcconsultants.com

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Primero Mining Corp. (“Primero”) for the year ended December 31, 2015, and any amendments thereto (the “Form 40-F”), I, Rodney Webster, MAusIMM, MAIG, hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to Primero’s mineral properties (collectively, the “Incorporated Information”) and to the inclusion of the Incorporated Information in the Annual Information Form filled as an exhibit to the Form 40-F and incorporated by reference therein.

Yours very truly,

/s/ Rodney Webster

Rodney Webster, MAusIMM, MAIG

Dated: March 30, 2016

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